Mail Stop 4561

April 6, 2009

Mr. Andrew P. Blocher
Senior Vice President and Chief Financial Officer
Federal Realty Investment Trust
1626 East Jefferson Street
Rockville, MD 20852

      Re: **Federal Realty Investment Trust**
              Form 10-K for fiscal year ended December 31, 2008
              Filed February 26, 2009
              File No. 1-07533

Dear Mr. Blocher:

We have reviewed your response letter dated March 31, 2009 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

General

1.   We note general counsel's affirmation regarding the company's awareness of its obligations under the Securities Act of 1933 and the Exchange Act of 1934 and the representations which followed. Please provide to us the same representations from the company, signed by an appropriate officer of the company.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Contractual Commitments, page 51

2.   We have reviewed your response to comment number six. We continue to believe that interest payments related to your fixed rate debt is a contractual obligation of the company that should be included within the table of contractual obligations. In future filings, please revise your table to appropriately include these amounts.

Item 8 and Item 15(a)(1) and (2)

Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-8

3.   We note your response to prior comment seven. In future filings, please expand the disclosures within your *Summary of Significant Accounting Policies* to include a separate accounting policy noting the classification of leasing costs in your consolidated statements of cash flows and specifically identify the nature and types of leasing costs included in investing cash flows.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief